Filed Pursuant to Rule 433

Registration Statement No. 333-249829

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)

(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Issuer:	Swedish Export Credit Corporation (SEK)

Principal Amount:	US$350,000,000 principal amount of Medium-Term Notes (the “Additional Notes”), which will form part of the same tranche of Medium-Term Notes as the US$700,000,000 principal amount of the Medium-Term Notes, Series G, Floating Rate Notes due May 25, 2023 that we issued on November 25, 2020 (the “Original Notes”).

Maturity:	May 25, 2023

Issue Price:	101.252% of principal amount plus accrued interest, if any, from November 26, 2021 to December 6, 2021.

Specified Currency:	US Dollars

Base Rate:	SOFR Average as defined in the prospectus supplement, dated November 3, 2020 (the “Prospectus Supplement”)

‘p’:	‘p’ is ascribed a value of ‘5’ under SOFR Average as defined in the Prospectus Supplement

Re-Offer Spread vs SOFR:	Discount margin +16 basis points

Interest Determination Date:	The date falling five U.S. Government Securities Business Days prior to the final day of each interest period.

Interest Rate:	Base Rate + 100 basis points

Interest Payment Dates:	Quarterly in arrears every February 25, May 25, August 25 and November 25, commencing February 25, 2022, up to and including the Maturity Date.

Net Proceeds to Issuer:	US$354,431,582.36 (including US$102,082.36 of accrued interest equivalent to 10 days)

Optional Redemption:	Only after the occurrence of certain tax events, at 100.000% of the principal amount thereof plus accrued and unpaid interest to the redemption date.

Redemption Price:	100.000% of notional amount.

Maximum Interest Rate:	In no event will the interest rate be higher than the maximum rate permitted by New York law, as modified by the United States law of general application.

Minimum Interest Rate:	0% per annum

Business Days:	New York

Business Day Conventions:	Modified Following, Adjusted

Day Count Fraction:	Actual/360

Legal Format:	SEC Registered US Medium Term Note Program

Governing Law:	New York

Consent to Bail-in Power:

By investing in this offering, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power (as defined under “Description of the Notes—Agreement with Respect to the Exercise of Bail-in Power” in the prospectus supplement, dated November 3, 2020, as amended and supplemented by the prospectus addendum, dated February 26, 2021 (the “Prospectus Supplement”)) by the Swedish National Debt Office (the “Debt Office”), the Swedish resolution authority. All payments are subject to the exercise of any Bail-in Power by the relevant Swedish resolution authority.

Under the Resolution Act (as defined under “Description of the Notes—Recovery and Resolution Matters” in the Prospectus Supplement), the Debt Office may exercise a Bail-in Power under certain conditions which include that authority determining that: (i) a relevant entity (such as SEK) is failing or is likely to fail; (ii) it is not reasonably likely that any action will be taken to avoid the entity’s failure (other than pursuant to the other stabilization powers under the Resolution Act); (iii) the exercise of the stabilization powers are necessary, taking into account certain public interest considerations such as the stability of the Swedish financial system, public confidence in the Swedish banking and resolution systems and the protection of depositors (also regulated by the Swedish Financial Supervisory Authority); and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the Debt Office would assess these conditions in deciding whether to exercise any Bail-in Power.

The Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the Debt Office may exercise its authority to implement the Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power by the relevant resolution authority.  The exercise of any Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The Bank of New York Mellon Trust Company, N.A. (the “trustee”) will not be liable for any action that the trustee takes, or abstains from taking, in accordance with the exercise of the Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any Bail-in Power by the Debt Office.

This is only a summary. For more information, see “Description of the Notes—Recovery and Resolution Matters” and “Description of the Notes—Agreement with Respect to the Exercise of Bail-in Power,” beginning on pages S-43 and S-44 of the Prospectus Supplement, respectively.

Pricing Date:	November 29, 2021

Settlement Date*:	December 6, 2021 (T+5)

CUSIP:	87031CAA1

ISIN:	US87031CAA18

Joint Lead Managers:	Bank of Montreal, London Branch
Scotiabank Europe plc

Calculation Agent:	The Bank of New York Mellon Trust, N.A.

Denominations:	US$200,000 with integral multiples of US$1,000 in excess thereof

Settlement:	DTC, Euroclear and Clearstream

Listing:	Application will be made to the Irish Stock Exchange plc (trading as Euronext Dublin) for the notes to be admitted to the Official List and traded on its regulated market. No assurance is offered as to whether listing and admission to trading will occur by the settlement date. They may not occur until a date that is later than the settlement date.

Target Markets:	Manufacturer target market (MiFID II / UK MiFIR product governance) is professional clients and eligible counterparties only (all distribution channels).

Advertisement:	The prospectus for purposes of the Prospectus Regulation, when published, will be available at https://live.euronext.com/.

European Economic Area

MiFID II product governance / Professional investors and ECPs only target market

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

PRIIPs/ Important - EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of MiFID II; or (b) a customer within the meaning of the Insurance Distribution Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

UK MiFIR product governance / Professional investors and ECPs only target market

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into account the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Prohibition of sales to UK retail investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act, 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This communication is intended for the sole use of the person to whom it is provided by us.

*Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus, dated November 3, 2020 (the “Prospectus”) and the Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the Prospectus Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Prospectus Supplement if you request it by calling Bank of Montreal, London Branch at +(44) 0(20) 7664 8062 or Scotiabank Europe plc at +1-800-472-6842.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.